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EXHIBIT 11

AIRGAS, INC.

EARNINGS PER SHARE CALCULATIONS

	Three Months Ended
	June 30,
	2003	2002
(In thousands, except per share amounts)
Weighted Average Shares Outstanding:
Basic shares outstanding	71,900	69,900
Stock options and warrants – incremental shares	2,000	2,100

Diluted shares outstanding	73,900	72,000

Net earnings	$18,528	$14,044

Basic earnings per share	$.26	$.20

Diluted earnings per share	$.25	$.20